EXHIBIT 21
KEYCORP
SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2008

Jurisdiction
of Incorporation
Subsidiaries[a]	or Organization	Parent Company
KeyBank National Association	United States	KeyCorp

[a]	Subsidiaries of KeyCorp other than KeyBank National Association are not listed above since, in the aggregate, they would not constitute a significant subsidiary. KeyBank National Association is 100% owned by KeyCorp.